Filed by Schering-Plough Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Companies: Schering-Plough Corporation
Commission File No.: 1-6571
Merck & Co., Inc.
 Commission File No.: 1-3305

Following are materials to be used by Schering-Plough managers for presentation to employees.



Schering-Plough Manager's Briefing Update

Merger with Merck

March 11, 2009

Schering-Plough

Forward-Looking Statement

This communication includes "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such statements may include, but are not limited to, statements about the benefits of the proposed merger between Merck and Schering-Plough, including future financial and operating results, the combined company's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Merck's and Schering-Plough's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the possibility that the expected synergies from the proposed merger of Merck and Schering-Plough will not be realized, or will not be realized within the expected time period, due to, among other things, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry; the ability to obtain governmental and self-regulatory organization approvals of the merger on the proposed terms and schedule; the actual terms of the financing required for the merger and/or the failure to obtain such financing; the failure of Schering-Plough or Merck stockholders to approve the merger; the risk that the businesses will not be integrated successfully; disruption from the merger making it more difficult to maintain business and operational relationships; the possibility that the merger does not close, including, but not limited to, due to the failure to satisfy the closing conditions; Merck's and Schering-Plough's ability to accurately predict future market conditions; dependence on the effectiveness of Merck's and Schering-Plough's patents and other protections for innovative products; the risk of new and changing regulation and health policies in the U.S. and internationally and the exposure to litigation and/or regulatory actions. Additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in Merck's 2008 Annual Report on Form 10-K, Schering-Plough's 2008 Annual Report on Form 10-K and each company's other filings with the Securities and Exchange Commission (the "SEC") available at the SEC's Internet site (www.sec.gov).

Other Information

In connection with the proposed transaction, Schering-Plough will file a registration statement, including a joint proxy statement of Merck and Schering-Plough, with the Securities and Exchange Commission (the "SEC"). Investors are urged to read the registration statement and joint proxy statement (including all amendments and supplements to it) because they will contain important information. Investors may obtain free copies of the registration statement and joint proxy statement when they become available, as well as other filings containing information about Merck and Schering-Plough, without charge, at the SEC's Internet site (www.sec.gov). These documents may also be obtained for free from Schering-Plough's Investor Relations web site (www.schering-plough.com) or by directing a request to Schering-Plough Investor Relations at (908) 298-7436. Copies of Merck's filings may be obtained for free from Merck's Investor Relations Web Site (www.merck.com) or by directing a request to Merck's Office of the Secretary at (908) 423-1000.

Merck and Schering-Plough and their respective directors and executive officers and other members of management and employees are potential participants in the solicitation of proxies from Merck and Schering-Plough shareholders in respect of the proposed transaction.

Information regarding Schering-Plough's directors and executive officers is available in Schering-Plough's proxy statement for its 2008 annual meeting of shareholders, filed with the SEC on April 23, 2008, and information regarding Merck's directors and executive officers is available in Merck's preliminary proxy statement for its 2009 annual meeting of stockholders, filed with the SEC February 25, 2009. Additional information regarding the interests of such potential participants in the proposed transaction will be included in the registration and joint proxy statement filed with the SEC in connection with the proposed transaction.

Agenda

- Overview of current situation
- Rationale for merger with Merck
- Expectations of you



Action Agenda:

New Thinking, New Capabilities, New Urgency


STABILIZE
4/21/03
REPAIR
TURNAROUND
10/24/05
BUILD THE BASE
10/20/06
MERCK MERGER
ANNOUNCEMENT

Schering-Plough: A Lot to Work With

Talented People

Solid Products with Long Expected Exclusivity

Strong Pipeline

More Diversified Company

We Have Strong Business Diversity

3 strong pharma-science based segments ($ million)

% of GAAP Sales YTD FY08



Consumer Health
Animal Health
$ 1,276
7%
$ 2,973
16%
77%
$ 14,253
Prescription Business

** YTD 2008 includes sales from Organon BioSciences of $5.4 billion.*

Our Five Stars are Progressing

TRA

SIMPONI

SAPHRIS

BOCEPREVIR

BRIDION

…in a Constellation of Many More Attractive Projects

We are in the Sweet Spot for Expected Exclusivity and New Product Flow



Anticipated New Product Flow
SGP
Expected Exclusivity

Challenging Pharmaceutical Environment

- Patent expirations for many of our peers
- Increasing generic penetration
- Slowing R&D productivity
- Challenging regulatory environment
- New political pressures, especially in the U.S.
- Problems in the general economy

Agenda

- Overview of current situation
- Rationale for merger with Merck
- Expectations of you



A Compelling Combination

A Formula for Growth

- **Strong, complementary portfolio**
- **Enhances R&D efforts and pipeline:**
    - Two science-centered companies
    - Doubles the number of late stage candidates to 18
- **Expanded global presence**
- **Substantial synergies**
- **Financial Strength: Maintain Merck dividend & strong balance sheet**

Why Do this Deal?

- **Board determined this is the best course**
- **Combination brings together two science-centered companies**
- **Merger offers Schering-Plough shareholders a >40% premium**

  (Based on the average closing price of the two stocks over the last 30-days ending March 6, 2009)
- **Substantial majority of Schering-Plough colleagues will remain at Merck**
- **New company well-positioned to further deliver on our shared goals**

Broad and Complementary Rx Portfolio with Leading Franchises

Therapeutic Area	Schering-Plough Products	Merck Products
Cardio / Metabolic	(eptifibatide) Injection INTEGRILIN; VYTORIN (ezetimibe/simvastatin); Zetia (ezetimibe)	Januvia (sitagliptin) tablets; Tredaptive (nicotinic acid/laropiprant, MSD) modified-release tablets; COZAAR (losartan potassium tablets); HYZAAR (losartan potassium-hydrochlorothiazide tablets)
Infectious Disease	PegIntron Peginterferon alfa-2b; Avelox; NOXAFIL posaconazole Oral Suspension	ISENTRESS raltegravir tablets; INVANZ (ertapenem sodium) IV/IM; Cancidas (caspofungin acetate) IV
Respiratory	Asmanex Twisthaler 110 mcg (mometasone furoate inhalation powder); CLARINEX TABLETS (desloratadine) 5 mg; nasonex (mometasone furoate monohydrate)	ONCE-A-DAY SINGULAIR (MONTELUKAST SODIUM)
Women's Health	Follistim (follitropin beta injection); Puregon; NUVARING (etonogestrel/ethinyl estradiol vaginal ring)	FOSAMAX PLUS D (alendronate sodium/cholecalciferol) tablets; GARDASIL [Quadrivalent Human Papillomavirus (Types 6,11,16,18) Recombinant Vaccine]
Arthritis / Immunology	Remicade INFLIXIMAB	ARCOXIA (etoricoxib, MSD)
Oncology	Temodar temozolomide Capsules	EMEND (aprepitant); Zolinza [vorinostat] capsules

REMICADE and Golimumab

- **Remicade is well-established for a broad range of conditions**
- **2008 sales of $2.1 billion**
- **Simponi is a late-stage pipeline product expected to be approved in 2009**
- **We believe distribution rights to REMICADE and SIMPONI will be retained**

Remicade®
INFLIXIMAB



Strength in Animal Health
Complementary Portfolios

Intervet/Schering-Plough Animal Health

- A leader in cattle, poultry, swine, aquaculture
- Pharmaceuticals and vaccines
- A robust pipeline
- >1,000 marketed products
- 2008 sales = $3.0 billion



Merial

- Merck and Sanofi joint venture
- A leader in companion animal
- Frontline flea & tick
- Heartgard for heartworms
- 2008 sales = $2.6 billion



No Overlap in Consumer Health



DrScholl's
massaging gel
Original Prescription Strength
Non-Drowsy
Claritin
24 Hour
Indoor & Outdoor Allergies
MiraLAX
Coppertone SPORT
Continuous Spray
Ultra Sweatproof



Foot care
$ 357
28%
53%
19%
Sun care
$ 239
OTC Medicines
$ 680

Sales FY 2008 ($ billion)

Strength Across Key Therapeutic Areas

Pro Forma 2008 Sales: $46.9B



Other 18%
Cardio/ Metabolic 24%
OTC 3%
Animal Health 6%
Oncology 3%
Respiratory 14%
Arthritis/ Immunology 6%
Women's Health 8%
Vaccines 9%
Infectious Disease 9%

[1] Sales figures includes Schering-Plough's Remicade sales

Key Products Have Long-Lived Marketing Exclusivity


Long periods of expected marketing exclusivity
2008A sales
Cozaar/Hyzaar
EU
U.S.
$3,558mm
Clarinex
U.S.
EU
$790mm
Singulair
U.S. / EU
$4,337mm
Remicade
EU
$2,118mm
Temodar
EU
U.S.
JPN
$1,002mm
Nasonex
EU
U.S.
$1,155mm
Zetia
U.S. / EU
JPN
$2,201mm
Vytorin
U.S.
EU
$2,360mm
PEG-Intron
U.S. / JPN
EU
$914mm
Januvia/Janumet
U.S.
$1,748mm
Isentress
U.S.
$361mm
Gardasil
U.S.
$1,403mm
2005
2010
2015
2020
2025

Broader and Deeper Clinical Pipeline

Phase II Compounds

Merck:
- Athero., MK-1903
- Athero., MK-6213
- Cancer, MK-0646
- Diabetes, MK-0893
- Diabetes, MK-0941
- Diabetes, MK-8245
- Infect. Dis., MK-7009
- Infect. Dis., V419
- Infect. Dis., V710
- Insomnia, MK-4305
- Neurologic, MK-0249
- Osteoporosis, MK-5442
- Psychiatric Dis., MK-5757
- Respiratory Dis., MK-0476C
- Respiratory Dis., MK-0633

\+

Schering-Plough:
- ADHD & Depression, AMPAkine
- Alcohol Dependence & Schizophrenia, Glycine Uptake Inh.
- Allergic Rhinitis, Mometasone/Oxymetazoline
- Asthma & COPD, QAB Mometasone Combination
- Cancer, CDK Inhibitor
- Cancer, CHK-1 Inhibitor
- Cancer, Robatumumab
- COPD, CXCR2 Receptor Antagonist
- Emesis, Rolapitant
- Hepatitis C, Protease Inhibitor (SCH 900518)
- Parkinson's, Preladenant

Phase III Compounds

Merck:
- Athero., MK-0524A
- Athero., MK-0524B
- Athero., MK-0859 (anacetrapib)
- Cancer, MK-8669 (deforolimus; AP23573)
- CHF, MK-7418 (rolofylline; KW3902)
- Diabetes, MK-0431C (Januvia / pioglitazone)
- HPV Vaccine, V503
- Migraine, MK-0974 (telcagepant)
- Osteoporosis, MK-0822 (odanacatib)

\+

Schering-Plough:
- Acute Coronary Syndrome, TRA
- Asthma & COPD, Mometasone/Formoterol
- Contraception, NOMAC/E2
- Grass Pollen Allergies, Allergy Immunotherapy Tablet
- Hepatitis C, Boceprevir
- HIV, Vicriviroc
- Insomnia, Esmirtazapine
- Ischemia, Acadesine
- Inflammation – RA, AS, PsA, Golimumab (filed)
- Schizophrenia & Bipolar Mania SAPHRIS (asenapine) (filed)
- Anesthesia, Sugammadex (filed)
- Fertility, Corifollitropin alfa (filed)

Legend: Merck (blue) | Schering-Plough (yellow)

Significant Financial Benefits

- **Accretive Merger:** Anticipated to be modestly accretive to non-GAAP EPS in first year following the close and significantly accretive thereafter
  - **Synergies:** Significant cost savings of incremental ~$3.5bn annually beyond 2011
  - **Investment:** Enhance ability to invest in broader R&D platform and strategic growth opportunities
- **Maintains Merck's Strong Financial Profile**
  - **Tax Rate:** No change to Merck's anticipated near term tax rate
  - **Cash Flow:** $15 billion free cash flow in strong free cash flow generated by combination by 2013
  - **Dividend:** No change to Merck's dividend
  - **Credit Rating:** Anticipate no change to credit rating

Integration Planning Process

- Integration Planning teams appointed
  - Merck team to be led by Adam Schechter
  - Schering-Plough team to be led by Brent Saunders
- Established working relationships and science-centered cultures will facilitate smooth transition for post-close integration
- Company name: Merck
- Headquarters: Whitehouse Station, NJ

Roadmap to Completion

- File required SEC forms including the Form S-4
- Special meetings for Merck and Schering-Plough shareholder approval
- Receive regulatory approvals
- Transaction expected to be completed in the fourth quarter of 2009

Agenda

- Overview of current situation
- Rationale for merger with Merck
- Expectations of you



Stay Focused on Our Strategy

1. Grow the Top Line
2. Grow the R&D Pipeline
3. Reduce Costs and Invest Wisely

Guiding Principles until Deal Closure

- Continue to execute our basic strategy
- Focus on your doing your job very well
- Be patient - deal closure will take many months (expected Q4 2009)
- Substantial majority of Schering-Plough colleagues will remain with Merck after the close
- Key priority is keeping talented people
- Preserve key customer relationships
- After the close, Schering-Plough colleagues will be integrated into Merck across all business units
- Preserve innovations in the pipeline
- Each company has determined to implement a hiring freeze*
- Do not contact your counterparts at Merck until asked to do so
- Do not share company confidential information with Merck – Integration Planning teams will develop policies to share information

*EMT approval required

Leader Behaviors & Emotional Intelligence … Now More than Ever

- Shared Accountability and Transparency
- Cross-Functional Teamwork and Collaboration
- Listening and Learning
- Benchmarking and Continuously Improving
- Coaching and Developing Others
- Business Integrity

NEW!


To Earn Trust, Every Day.
Leader Behaviors
Core
Schering-Plough

A Compelling Combination

<u>A Formula for Growth</u>

- **Strong, complementary portfolio**
- **Enhances R&D efforts and pipeline:**
  - Two science-centered companies
  - Doubles the number of late stage candidates to 18
- **Expanded global presence**
- **Substantial synergies**
- **Financial Strength: Maintain Merck dividend & strong balance sheet**